SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---


                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

                                                     CONSOLIDATED FORM
                      MANAGEMENT AND RELATED PERSONS' NEGOTIATION OF SECURITIES ISSUED BY THE COMPANY
                                          ARTICLE 11 - CVM INSTRUCTION # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with
Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                  ( X )                       ( )                  ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
Securities/                                                                                Same Class
Derivatives   Securities Characteristics (1)                                 Quantity       and Type        Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   5,842       0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
Securities/                                                                                Same Class
Derivatives   Securities Characteristics (1)                                 Quantity       and Type        Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   5,842       0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                   ( )                       ( X )                 ( )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
Securities/                                                                                Same Class
Derivatives   Securities Characteristics (1)                                 Quantity       and Type        Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 100,306       0.00007933     0.000026452
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
-------------------------------------------------------------------------------------------------------------------------


Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
Securities/                                                                                Same Class
Derivatives   Securities Characteristics (1)                                 Quantity       and Type        Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 100,306       0.00007933     0.000026452
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  GROUP AND                  ( )                         ( )                ( X )                       ( )
   RELATED             BOARD OF DIRECTORS             MANAGEMENT        AUDIT COMMITTEE      TECHNICAL AND CONSULTING
   PERSONS                                                                                          COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
Securities/                                                                                Same Class
Derivatives   Securities Characteristics (1)                                 Quantity       and Type        Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601         0.0000379     0.000002531
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                        ---------------------------------
Securities/                                                                                Same Class
Derivatives   Securities Characteristics (1)                                 Quantity       and Type        Total
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601        0.00000379     0.000002531
-------------------------------------------------------------------------------------------------------------------------


(1) ISSUE/SERIES, CONVERTIBILITY, SIMPLE, TERM, GUARANTIES, TYPE/CLASS, AMONG OTHERS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: October 10, 2002               By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                         ---------------------------------------
                                         Name:  Mario Cesar Pereira de Araujo
                                         Title: President